FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2016
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document
1.	Material Change Report, dated August 26, 2016

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636), August 20, 2015 (File No. 206480) and February 12, 2016 (File No. 333-209525).

Document 1

FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company
BlackBerry Limited (“BlackBerry” or the “Company”)
2200 University Avenue East
Waterloo, Ontario
N2K 0A7

Item 2	Date of Material Change
August 26, 2016

Item 3	News Release
A news release was issued through the newswire facilities of Marketwired on August 26, 2016.

Item 4	Summary of Material Change
BlackBerry announced the amendment of the indenture governing its 6% unsecured convertible debentures (the “6% Debentures”) to permit optional redemption prior to November 13, 2016. Additionally, there will be an issuance of a notice of redemption to holders of the 6% Debentures pursuant to which BlackBerry will redeem the entire outstanding principal amount of the 6% Debentures on September 2, 2016 (the “Redemption Date”). As of the date hereof, approximately USD$1,245,000,000 aggregate principal amount of 6% Debentures remains outstanding.
The 6% Debentures will be redeemed on the Redemption Date at a redemption price of 106.7213% of the outstanding principal amount of the Debentures. The redemption price includes all of BlackBerry’s obligations in respect of principal and interest, and no additional amounts will be payable under the 6% Debentures. BlackBerry may revoke the redemption notice at any time prior to the close of business on the business day prior to the Redemption Date. The normal course issuer bid for the 6% Debentures announced by BlackBerry on August 4, 2016 will terminate upon the completion of the redemption.
Holders of 6% Debentures remain entitled to convert their 6% Debentures into common shares of BlackBerry (“Common Shares”) at a conversion price of USD$10.00 per Common Share at any time on or prior to September 1, 2016, pursuant to the terms of the 6% Debentures. Based on the conversion price, BlackBerry expects that none of the 6% Debentures will be converted.
BlackBerry also announced it has entered into an agreement pursuant to which Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors will subscribe for 3.75% unsecured convertible debentures of BlackBerry (the “3.75% Debentures”) on a private placement basis for an aggregate subscription price of USD$605,000,000. The transaction is expected to be completed on September 2, 2016. The 3.75% Debentures will be convertible into Common Shares of BlackBerry at a price of USD$10.00 per common share and will be due on November 13, 2020. Based on the number of Common Shares currently outstanding, if all of the USD$605,000,000 of 3.75% Debentures were converted, the Common Shares issued upon conversion would represent approximately 11.57% of the Common Shares outstanding after giving effect to the conversion. The other terms of the 3.75% Debentures are substantially identical to those of the 6% Debentures, except that the 3.75% Debentures are not redeemable prior to maturity.
In light of Fairfax’s interest in the 6% Debentures being redeemed and its subscription for 3.75% Debentures, these transactions are “related party transactions” that will be exempt from the minority approval and valuation requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators, as the fair market value of Fairfax’s participation in the transactions is less than 25% of BlackBerry’s market capitalization as at July 29, 2016. BlackBerry intends to complete these transactions in fewer than 21 days in order to achieve the financing objectives described above.
As of June 30, 2016, Fairfax and certain of its wholly-owned or controlled subsidiaries (the “Fairfax Group”) beneficially owned approximately 46,724,700 Common Shares representing approximately 8.94% of the issued and outstanding Common Shares, or 96,724,700 Common Shares representing approximately 16.89% of the issued and outstanding Common Shares assuming conversion of all 6% Debentures that it beneficially owns (both before and after giving effect to the redemption of the 6% Debentures and the issuance to the Fairfax Group of USD$500,000,000 principal amount of the 3.75% Debentures).
The purpose of the transactions is to significantly reduce BlackBerry’s interest expense and potential future dilution of its shareholders.
Mr. V. Prem Watsa recused himself from discussion of the refinancing at the board of directors of BlackBerry and did not vote on the resolution to approve the transactions.
Fairfax approved the extraordinary resolution of the holders of the 6% Debentures to amend the indenture governing the 6% Debentures and entered into a subscription agreement to purchase USD$500,000,000 principal amount of the 3.75% Debentures.

Item 5	Full Description of Material Change
5.1 - Full Description of Material Change
The full details of the material change are described in the news release annexed hereto as Schedule “A”.
5.2 - Disclosure for Restructuring Transactions
N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7	Omitted Information
No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer
For further information please contact BlackBerry Investor Relations at (519) 888-7465.

Item 9	Date of Report
    August 26, 2016

SCHEDULE “A”

NEWS RELEASE

BlackBerry Announces Redemption of Existing Convertible Debentures and Issuance of New Convertible Debentures

Waterloo, ON - August 26, 2016 - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in secure mobile communications, today announced the amendment of the indenture governing its 6% unsecured convertible debentures (BB.DB.U) (the “6% Debentures”) to permit optional redemption prior to November 13, 2016. Additionally, there will be an issuance of a notice of redemption to holders of the 6% Debentures pursuant to which BlackBerry will redeem the entire outstanding principal amount of the 6% Debentures on September 2, 2016 (the “Redemption Date”). As of the date hereof, approximately USD$1.245 billion aggregate principal amount of 6% Debentures remains outstanding.

The 6% Debentures will be redeemed on the Redemption Date at a redemption price of 106.7213% of the outstanding principal amount of the Debentures. The redemption price includes all of BlackBerry’s obligations in respect of principal and interest, and no additional amounts will be payable under the 6% Debentures. BlackBerry may revoke the redemption notice at any time prior to the close of business on the business day prior to the Redemption Date. The normal course issuer bid for the 6% Debentures announced by BlackBerry on August 4, 2016 will terminate upon the completion of the redemption.

Holders of 6% Debentures remain entitled to convert their 6% Debentures into common shares of BlackBerry (“Common Shares”) at a conversion price of USD$10.00 per Common Share at any time on or prior to September 1, 2016, pursuant to the terms of the 6% Debentures. Based on the conversion price, BlackBerry expects that none of the 6% Debentures will be converted.

BlackBerry also announced that it has entered into an agreement pursuant to which Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors will subscribe for 3.75% unsecured convertible debentures of BlackBerry (the “3.75% Debentures”) on a private placement basis for an aggregate subscription price of USD$605 million. The transaction is expected to be completed on September 2, 2016. The 3.75%

Debentures will be convertible into common shares of BlackBerry at a price of USD$10.00 per Common Share and will be due on November 13, 2020. Based on the number of Common Shares currently outstanding, if all of the USD$605 million of 3.75% Debentures were converted, the Common Shares issued upon conversion would represent approximately 11.57% of the Common Shares outstanding after giving effect to the conversion. The other terms of the 3.75% Debentures are substantially identical to those of the 6% Debentures, except that the 3.75% Debentures are not redeemable prior to maturity.

“The restructuring of our convertible debt will enable us to significantly reduce our interest expense and potential future dilution for our shareholders,” said John Chen, Executive Chairman and CEO, BlackBerry. “I am pleased that Fairfax will continue as BlackBerry’s leading lender, reinforcing its ongoing commitment to the company as we continue to execute on our strategy of pursuing growth and sustainable profitability.”

The closing of the transaction is subject to customary conditions, including approval from the Toronto Stock Exchange.

In light of Fairfax’s interest in the 6% Debentures being redeemed and its subscription for 3.75% Debentures, these transactions are “related party transactions” that will be exempt from the minority approval and valuation requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators. BlackBerry intends to complete these transactions in fewer than 21 days in order to achieve the financing objectives described above.

About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	August 29, 2016	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer